FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

SBS Broadcasting S.A.

(Translation of registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg, Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F              ☒            Form 40-F              ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SBS Broadcasting S.A. is a Luxembourg Société Anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10 rue Mathias Hardt, L-1717 Luxembourg, and the telephone number is +352 261 5151. All references to the “Company”, “SBS”, “we” or “us” are to SBS Broadcasting S.A. and its consolidated subsidiaries.

We own and/or operate television and radio broadcasting stations in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, the Netherlands and Hungary. Additionally, we own a minority interest in a television station in Romania. We also own and operate radio stations in Denmark, Sweden, Norway, Finland and Greece. We intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise. On September 1, 2003, we acquired the company that publishes the weekly television and radio guide, Veronica Magazine in the Netherlands.

Our consolidated financial statements for the three and nine months ended September 30, 2004 were affected by the sale of our 30.4% equity interest in TVN and TVN7 in Poland in December 2003, and by the acquisition of the Print operations from Veronica Holding B.V. in September 2003, the acquisition of Radio operations in Norway and Denmark in September 2003, and the merger of our Swedish Radio operations with Bonnier Radio AB in October 2003 (the “2003 Acquired Operations”). They were also to a lesser extent affected by our acquisition of 49.3% of TV Norge and the launch of our first digital television station, The Voice TV, in Denmark in August 2004.

The primary source of our revenue is the sale of advertising time on our television and radio stations, and subscription fees for the Veronica Magazine. Our most significant operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Television

In Norway, we own and operate, TVNorge, a national satellite-to-cable television station and over-the-air network that currently reaches approximately 89% of the television households in Norway.

We own and operate Kanal 5 (Sweden), a satellite-to-cable television station based in, and transmitting from, the United Kingdom that currently reaches approximately 64% of the television households in Sweden.

We own and operate Kanal 5 (Denmark), a satellite-to-cable station based in, and transmitting from, the United Kingdom into Denmark.  We also own and operate TvDanmark, a network of nine local, over-the-air and must-carry television stations in Denmark.  Kanal 5 and TvDanmark currently reach approximately 56% and 77%, respectively, of the television households in Denmark.

In Belgium, we own and operate VT4 and VijfTV, two cable television channels operating under Flemish licenses, which is carried by all the cable systems in the Flemish-speaking community and reach approximately 97% of the television households in the Flemish-speaking community.

In the Netherlands, we own 63% of and operate SBS6, NET5 and Veronica, national satellite-to-cable television channels that reach approximately 96% of the television households in the Netherlands.

In Hungary, we hold an 84% economic interest and a 49% voting interest in, and operate, TV2, a national over-the-air station that currently reaches approximately 95% of the television households in Hungary. We also own and operate Irisz, a female-oriented channel that reaches approximately 700,000 homes through cable carriage. The channel is broadcast from Amsterdam under a Dutch broadcasting license. In addition we hold a 100% interest in MTM-Produktion and an 80% interest in Interaktive, which are local production companies producing exclusively for TV2.

In Romania, we own 37% of prima TV, an over-the-air and satellite-to-cable television station that currently reaches approximately 53% of the television households in Romania.

We also own 100% of Broadcast Text International AB (“BTI”), one of Europe’s largest suppliers of localization services. BTI supplies a full range of localization services, such as subtitling for television, cinema and DVD, and translation of documents, computer games and multimedia presentations, as well as localization of web pages.

Radio

In Denmark, we own 100% of SBS Radio A/S through which we operate The Voice and Radio 2, which are semi-national networks comprising five and nine stations, respectively, each reaching approximately 60% of the population. SBS Radio A/S also operates Pop FM in Copenhagen, and Nyhedsradioen 24/7, which is a news station operating on cable.

In Sweden, we own 51% of SBS Radio AB, through which we operate Mix Megapol, a national network of 16 stations reaching approximately 80% of the population. SBS Radio AB also operates The Voice in Stockholm, Radio City in Gothenburg and Malmoe; Vinyl in Stockholm, Landskrona and Malmoe; Lugna Melodier in Helsingborg and Malmoe; and 106.7 Rockklassiker and Studio 107.5 in Stockholm.

In Norway, we own 100% of Radio 1 AS, through which we operate Radio 1 in Oslo, Stavanger, Bergen and Trondheim; and The Voice in Oslo and Bergen.

In Finland, we own SBS Finland Oy, through which we operate Kiss FM and Radio City, which are semi-national radio networks covering 79% of the population in Finland. SBS Finland Oy also operates Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere and Radio Jyväskylä in Jyväskylä, and the Iskelmäradio network in Finland.

In Greece, we own and operate LAMPSI FM (‘‘Lampsi’’), a radio station that broadcasts in the Athens Region.

Print

In the Netherlands, we own 63% of and operate Veronica Uitgeverij BV, the company that publishes the television and radio guides, Veronica Magazine and Satellite Magazine, with a combined circulation of approximately 1.1 million and approximately 3.0 million readers.

Recent Developments

Television

Norway

On July 8, 2004, we acquired a 49.3% minority interest in TV Norge AS for cash consideration of NOK 260 million (€30.8 million) from TV2 AS, increasing our ownership stake in TV Norge AS to 100%.

Digital Channels

On August 16, 2004, the Company launched its digital music service, The Voice TV, in Denmark. With an initial reach of over 60% of Danish television households, the channel primarily targets 12-19 year olds and is co-branded with our leading Danish radio station. The Company intends to launch further co-branded digital music services in Finland, Sweden and Norway before the end of the year. Each of the channels will be the first music channel in its respective market to be broadcast in the local language.  The channels will utilize the operating expertise and marketing resources provided by our established television stations, as well as benefit from our extensive music experience in operating our radio stations in these markets.  We expect the digital channels to benefit from the development of new revenue streams from subscriptions and transactions resulting from viewers interactions with each channel via SMS and phone lines, including the active selection of videos and the participation in chat forums, polls and games.

Hungary

On September 13, 2004, we launched Irisz, our second television channel in the Hungarian market.  The wholly-owned channel is broadcast from 6 p.m. to 11 p.m. on the Hungarian feed of Club, a female-oriented channel that is indirectly owned by UGC Europe BV, our largest shareholder. Irisz, which reaches approximately 700,000 homes through cable carriage, is an entertainment channel focused on the 18-49 year old female audience. Its programming schedule complements Club’s female focus and leverages our Hungarian program library.  The channel is broadcast from Amsterdam under a Dutch broadcasting license.

Belgium

On October 1, 2004, the Company launched its second television channel in Belgium, VijfTV (“5TV”), with an approximate reach of 97% of Flemish homes through over-the-air broadcast and cable on a must-carry basis. The new channel will be targeted to females aged 20-49, and its schedule will be programmed to complement VT4, our existing television station in Belgium. The new channel will to a large extent utilize VT4’s existing sales, marketing, technical and operating facilities in Flanders.

Radio

Norway & Denmark

On September 8, 2004 we repurchased for €18.6 million in cash all of the 856,494 SBS common shares used in September 2003 to acquire Radio 1 in Norway and Radio 2 in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and Norsk Aller AS.

Greece

In October 2004, the Greek Council of State granted several applications for the annulment of all 15 four-year FM radio licenses awarded by the Greek Ministry of Press and Mass Media (the “Greek Ministry”) in March 2002, which include the license granted to Lampsi, our FM station in Athens.  The decision was based on a number of alleged deficiencies in the license tender process (and, with respect to Lampsi, on the grounds that Lampsi’s ownership structure does not comply with Greek media law) and is not subject to appeal.  Although the current legal situation remains unclear and it is possible that Lampsi and the other radio stations currently operating under the annulled licenses will have to cease broadcasting, we expect that the Greek Ministry will initiate a new radio license tender in late 2004 or early 2005 and that the radio stations whose licenses were annulled will be permitted to continue to broadcast until new licenses are awarded.  Although we do not know the terms of the new license tender or whether there will be any restrictions on our ownership in Lampsi, we expect that Lampsi will participate in any new radio license tender in accordance with applicable laws and regulations.

Other

During July, August and September 2004, we acquired and redeemed an additional €16.5 million of our 12% Senior Notes due 2008 (“Senior Notes”) at a loss of €2.7 million.

On October 20, 2004, we sold our investment in Telitas AS for a cash consideration of €2.8 million. We will record an investment gain of €2.6 million on this sale.

Financial Reporting and Accounting

We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Our consolidated broadcasting operations generate revenue primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies.  We also incur significant operating expenses for programming in U.S. dollars, which are often hedged, and other currencies.  Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period.  Any resulting balance sheet translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity.  Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three and nine months ended September 30, 2004 compared to the three and nine months ended September 30, 2003, we divide our operations into three segments:

•                  “Television operations”, which include: TVNorge (in Norway), Kanal 5 (in Sweden), TvDanmark and Kanal 5 (in Denmark) and jointly referred to as “our Danish Television operations”; VT4 (in Flemish Belgium), SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as “our Dutch Television operations”; TV2 (in Hungary); The Voice TV (in Denmark); and other related operations that are not material.

•                  “Radio operations”, which include: The Voice, Pop FM and, from September 2003, Radio 2 and Nyhedsradioen 24/7 (in Denmark) and jointly referred to as “our Danish Radio operations”; The Voice in Stockholm, Radio City in Gothenburg and Malmoe, 106.7 Rockklassiker and Studio 107.5 in Stockholm, and, from October 2003, Mix Megapol, Vinyl and Lugna Melodier (in Sweden) and jointly referred to as “our Swedish Radio operations”; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as “our Norwegian Radio operations”; KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as “our Finnish Radio operations”; and Lampsi (in Greece).

•                  “Print operations”, which include the Veronica Magazine and the Satellite Magazine in the Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

Results from TVN and TVN7 in Poland (through December 2, 2003), prima TV in Romania, and ATV in Austria (through December 4, 2003) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004

Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	68.4%	67.1%	69.5%	65.9%
Selling, general and administrative expenses	21.3%	22.7%	18.3%	19.6%
Corporate expenses	3.3%	3.0%	2.7%	2.4%
Non-cash compensation	0.4%	1.1%	0.1%	0.5%
Depreciation and amortization	4.6%	5.1%	4.3%	4.3%

Three months ended September 30, 2004 compared to three months ended September 30, 2003

Net Revenue

Net revenue increased €23.9 million, or 21%, from €115.2 million for the three months ended September 30, 2003 to €139.2 million for the three months ended September 30, 2004.

Our Television operations net revenue increased €11.6 million, or 12%, due to increased net revenue of €4.7 million, or 33%, from TV2, primarily reflecting an increase in the television advertising market. VT4 had increased net revenue of €2.2 million, or 23%, and our Dutch Television operations had increased net revenue of €2.0 million, or 5%, mainly due to increased viewing shares. Our Danish Television operations had an increase in net revenue of €1.8 million, or 21%, due to an increase in viewing shares and in the television advertising market. TV Norge had increased net revenue of €1.3 million, or 13%, and Kanal 5 had increased net revenue of €1.0 million, or 6%, mainly due to increases in the television advertising markets.

Our Radio operations net revenue increased €2.6 million, or 25%, mainly due to net revenue at the 2003 Acquired Operations. Despite additional revenue from the 2003 Acquired Operations, net revenue at our Danish Radio operations decreased €1.5 million, mainly due to a decrease in the Danish radio advertising market compared to the three months ended September 30, 2003 and a decrease in cable fees of approximately € 0.4 million.

Our Print operations had net revenue of €14.8 million for the three months ended September 30, 2004 compared to €5.0 million for the three months ended September 30, 2003, where the Print operations were included from September 1, 2003.

Station Operating Expenses

Station operating expenses increased €14.6 million, or 18%, from €78.8 million for the three months ended September 30, 2003 to €93.3 million for the three months ended September 30, 2004, mainly due to an early launch of the fall schedule at our television stations and expenses at the 2003 Acquired Operations. Station operating expenses expressed as a percentage of net revenue were 68.4% and 67.1% for the three months ended September 30, 2003 and 2004, respectively.

The station operating expenses at our Television operations increased €7.9 million, or 11%, mainly due to increased programming expenses of €4.4 million, or 14%, at our Dutch Television operations, of €1.3 million, or 17%, at VT4 and of €1.2 million, or 21%, at TV Norge. This increase was mainly due to an early launch of the fall schedule in order to meet the competition from the Olympic Games, which were broadcast at competitor stations.

Our Radio operations had increased station operating expenses of €1.4 million, or 34%, mainly due to expenses at the 2003 Acquired Operations.

Our Print operations had print and distribution expenses of €8.1 million for the three months ended September 30, 2004 compared to €2.9 million for the three months ended September 30, 2003, where the Print operations were included from September 1, 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €7.2 million, or 29%, from €24.5 million for the three months ended September 30, 2003 to €31.7 million for the three months ended September 30, 2004, mainly due to expenses at the 2003 Acquired Operations and increased promotion expenses in connection with the early launch of the fall schedule at our television stations.  Selling, general and administrative expenses expressed as a percentage of net revenue were 21.3% and 22.7% for the three months ended September 30, 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the 2003 Acquired Operations.

Corporate Expenses

Corporate expenses increased €0.3 million from €3.8 million for the three months ended September 30, 2003 to €4.1 million for the three months ended September 30, 2004. Corporate expenses expressed as a percentage of net revenue were 3.3% and 3.0% for the three months ended September 30, 2003 and 2004, respectively.

Non-cash Compensation

Non-cash compensation increased €1.0 million from €0.5 million for the three months ended September 30, 2003 to €1.5 million for the three months ended September 30, 2004. The increase was mainly due to a compensation charge of €1.3 million for the extension of the expiry date for 250,000 stock options issued in 1994 to the Chairman of the Company. Non-cash compensation expressed as a percentage of net revenue was 0.4% and 1.1% for the three months ended September 30, 2003 and 2004, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €1.9 million, or 35%, from €5.3 million for the three months ended September 30, 2003 to €7.2 million for the three months ended September 30, 2004, mainly due to depreciation and amortization expenses associated with our 2003 Acquired Operations. Depreciation and amortization expenses expressed as a percentage of net revenue were 4.6% and 5.1% for the three months ended September 30, 2003 and 2004, respectively.

Operating Income

Operating income decreased €1.0 million, or 43%, from €2.3 million for the three months ended September 30, 2003 to €1.3 million for the three months ended September 30, 2004.

Our Television operations had increased operating income of €1.1 million, or 21%, from €5.0 million for the three months ended September 30, 2003 to €6.1 million for the three months ended September 30, 2004. The improvement was mainly due to increased operating income at TV2 of €3.8 million and at our Danish Television operations of €2.3 million. Such increases were partly offset by decreased operating income at our Dutch Television of €3.0 million, and by operating losses at our newly launched station, The Voice TV, of €1.4 million.

Our Radio operations had operating losses of €1.2 million for the three months ended September 30, 2004 compared to operating income of €0.8 million for the three months ended September 30, 2003, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Our Print operations had increased operating income of €1.4 million.

The decrease was also due to increased corporate expenses of €0.3 million, increased non-cash compensation of €1.0 million and increased depreciation and amortization of €1.9 million.

Equity in Loss from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries improved €6.2 million from a loss of €6.5 million for the three months ended September 30, 2003 to a loss of €0.3 million for the three months ended September 30, 2004, primarily related to our investment in prima TV. The decrease was mainly attributable to the absence in 2004 of an impairment charge of €6.1 million related to our investment in TVN and TVN7 in Poland, which was sold in December 2003.

Net Interest Expense

Net interest expense decreased €3.2 million, or 57%, from €5.6 million for the three months ended September 30, 2003 to €2.4 million for the three months ended September 30, 2004. The decrease was mainly due to reduced interest expense of €0.8 million as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003, a €0.9 million non-cash gain on an interest rate swap related to our Senior Notes, a €0.5 million decrease due to the redemption of €31.0 million of our Senior Notes and €0.5 million higher interest income.

Foreign Exchange Gain

Foreign exchange gain decreased €2.4 million from €3.9 million for the three months ended September 30, 2003 to €1.5 million for the three months ended September 30, 2004. The decrease in foreign exchange gain is mainly due to the absence of gains on our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain

In the three months ended September 30, 2003, we recorded net investment gains of €30.1 related to a non-cash investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the acquisition of our Print operations. In the three months ended September 30, 2004, we recorded a gain of €2.2 million, reflecting an increase in the fair value of our 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share.

Gain (Loss) on Extinguishment of Debt

In the three months ended September 30, 2004, we recorded a loss of €2.7 million realized on the extinguishment of €16.5 million principal amount of our Senior Notes.  We recorded no gain (loss) on extinguishment of debt for the three months ended September 30, 2003.

Other Expenses, Net

Other expenses, net, decreased €0.7 million, from €1.1 million for the three months ended September 30, 2003 to €0.4 million for the three months ended September 30, 2004.

Income Taxes

Income taxes increased €1.5 million, from €0.9 million for the three months ended September 30, 2003 to €2.4 million for the three months ended September 30, 2004, mainly due to increased income before taxes at our Dutch Print operations and at VT4 in Belgium.

Net Income

As a result of the foregoing, our net income decreased €22.1 million from an income of €20.1 million for the three months ended September 30, 2003 to a loss of €2.0 million for the three months ended September 30, 2004. Without the non-cash investment gain in 2003 on the Veronica transaction, the net loss decreased €8.1 million from €10.1 million for the three months ended September 30, 2003 to €2.0 million for the three months ended September 30, 2004.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Net Revenue

Net revenue increased €81.2 million, or 21%, from €385.8 million for the nine months ended September 30, 2003 to €467.0 million for the nine months ended September 30, 2004.

Our Television operations net revenue increased €30.0 million, or 9%, due to increased net revenue of €11.1 million, or 21%, from TV2, primarily reflecting an increase in the television advertising market. VT4 had increased net revenue of €7.8 million, or 22%, and our Dutch Television operations had increased net revenue of €6.1 million, or 5%, mainly due to increased viewing shares. Our Danish Television operations had an increase in net revenue of €2.8 million, or 10%, Kanal 5 had increased net revenue of €1.8 million, or 3%, and TV Norge had increased net revenue of €0.4 million, or 1%, primarily due to increases in the television advertising markets.

Our Radio operations net revenue increased €10.5 million, or 35%, mainly due to revenue at the 2003 Acquired Operations. Despite net revenue from the 2003 Acquired Operations, net revenue at our Danish Radio operations decreased €2.4 million, mainly due to a decrease in cable fees of €1.2 million and a decrease in the Danish radio advertising market compared to the nine months ended September 30, 2003.

Our Print operations had net revenue of €45.7 million for the nine months ended September 30, 2004 compared to €5.0 million for the nine months ended September 30, 2003, where the Print operations were included from September 1, 2003.

Station Operating Expenses

Station operating expenses increased €39.8 million, or 15%, from €268.1 million for the nine months ended September 30, 2003 to €307.9 million for the nine months ended September 30, 2004, mainly due to expenses at the 2003 Acquired Operations. Station operating expenses expressed as a percentage of net revenue were 69.5% and 65.9% for the nine months ended September 30, 2003 and 2004, respectively.

The station operating expenses at our Television operations increased €9.6 million, or 4%, mainly due to increased programming expenses of €7.4 million, or 7%, at our Dutch Television operations and €1.8 million, or 7%, at VT4. This increase was mainly due to an early launch of the fall schedule in order to meet the competition from the Olympic Games, which were broadcast at competitor stations. Our Danish Television operations had increased programming expenses of €1.7 million, or 8%, following the re-launch of both stations in April 2004. Such increases were partly offset by reduced programming expenses of €1.5 million, or 4%, at TV2 and of €0.9 million, or 4%, at TV Norge.

Our Radio operations had increased station operating expenses of €7.1 million, or 59%, mainly due to expenses at the 2003 Acquired Operations.

Our Print operations had print and distribution expenses of €26.0 million for the nine months ended September 30, 2004 compared to €2.9 million for the nine months ended September 30, 2003, where the Print operations were included from September 1, 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €21.0 million, or 30%, from €70.6 million for the nine months ended September 30, 2003 to €91.6 million for the nine months ended September 30, 2004, mainly due to expenses at the 2003 Acquired Operations and increased promotion expenses in connection with the early launch of the fall schedule at our television stations.  Selling, general and administrative expenses expressed as a percentage of net revenue were 18.3% and 19.6% for the nine months ended September 30, 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the 2003 Acquired Operations.

Corporate Expenses

Corporate expenses increased €0.7 million, or 7%, from €10.3 million for the nine months ended September 30, 2003 to €11.0 million for the nine months ended September 30, 2004, mainly due to an increase in corporate headcount. Corporate expenses expressed as a percentage of net revenue were 2.7% and 2.4% for the nine months ended September 30, 2003 and 2004, respectively.

Non-cash Compensation

Non-cash compensation increased €2.0 million from €0.5 million for the nine months ended September 30, 2003 to €2.5 million for the nine months ended September 30, 2004. The increase was mainly due to a compensation charge of €1.3 million for the extension of the expiry date for 250,000 stock options issued in 1994 to the Chairman of the Company. Non-cash compensation expressed as a percentage of net revenue was 0.1% and 0.5% for the nine months ended September 30, 2003 and 2004, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €3.6 million, or 22%, from €16.7 million for the nine months ended September 30, 2003 to €20.3 million for the nine months ended September 30, 2004, mainly due to depreciation and amortization expenses associated with our 2003 Acquired Operations. Depreciation and amortization expenses expressed as a percentage of net revenue were 4.3% and 4.3% for the nine months ended September 30, 2003 and 2004, respectively.

Operating Income

Operating income increased €14.1 million, or 72%, from €19.6 million for the nine months ended September 30, 2003 to €33.7 million for the nine months ended September 30, 2004.

Our Television operations had increased operating income of €17.9 million, or 68%, from €26.4 million for the nine months ended September 30, 2003 to €44.3 million for the nine months ended September 30, 2004. The improvement was mainly due to increased operating income at TV2 of €9.8 million, at VT4 of €5.0 million and at our Danish Television operations of €2.5 million.

Our Radio operations had operating losses of €5.0 million for the nine months ended September 30, 2004 compared to operating income of €3.3 million for the nine months ended September 30, 2003, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Our Print operations had operating income of €7.9 million.

The increased income from operations was partly reduced by increased corporate expenses of €0.7 million, increased non-cash compensation of €2.0 million and increased depreciation and amortization of €3.6 million.

Equity in Loss from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries decreased €2.7 million from €4.3 million for the nine months ended September 30, 2003 to €1.6 million for the nine months ended September 30, 2004, primarily related to our investment in prima TV. The decrease was mainly attributable to the absence in 2004 of a net loss of €3.3 million related to our investment in TVN and TVN7 in Poland, which was sold in December 2003.

Net Interest Expense

Net interest expense decreased €7.8 million, or 45%, from €17.4 million for the nine months ended September 30, 2003 to €9.6 million for the nine months ended September 30, 2004. The decrease was mainly due to a €2.6 million reduction in interest expense as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003, a €1.4 million non-cash gain on an interest rate swap related to our Senior Notes, a €0.7 million decrease due to the redemption of €31.0 million of our Senior Notes and €2.1 million higher interest income.

Foreign Exchange Gain

Foreign exchange gain decreased €6.3 million from €8.5 million for the nine months ended September 30, 2003 to €2.2 million for the nine months ended September 30, 2004. The decrease in foreign exchange gain is mainly due to the absence of gains on our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain

In the nine months ended September 30, 2003, we recorded net investment gains of €30.1 million, mainly a non-cash investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the acquisition of our Print operations. In the nine months ended September 30, 2004, we recorded a gain of €5.0 million reflecting an increase in the fair value of our 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5.00 per share.

Gain (Loss) on Extinguishment of Debt

In the nine months ended September 30, 2003, we recorded a gain of €0.1 million realized on the extinguishment of $5.0 million principal amount of our 7% Convertible Subordinated Notes. In the nine months ended September 30, 2004, we recorded a loss of €5.1 million realized on the extinguishment of €31.0 million principal amount of our Senior Notes.

Other Expenses, Net

Other expenses, net, decreased €0.1 million, from €1.9 million for the nine months ended September 30, 2003 to €1.8 million for the nine months ended September 30, 2004.

Income Taxes

Income taxes increased €5.2 million, from €3.3 million for the nine months ended September 30, 2003 to €8.5 million for the nine months ended September 30, 2004, mainly due to increased income before taxes at our Dutch Print operations and at VT4 in Belgium.

Net Income

As a result of the foregoing, our net income decreased €15.4 million from €27.6 million for the nine months ended September 30, 2003 to €12.2 million for the nine months ended September 30, 2004. Without the non-cash investment gain in 2003 on the Veronica transaction, the net income increased €14.8 million from a loss of €2.6 million for the nine months ended September 30, 2003 to an income of €12.2 million for the nine months ended September 30, 2004.

Liquidity and Capital Resources

At September 30, 2004, we had cash and cash equivalents of €142.4 million and working capital of €174.8 million.

We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available for our debt, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

Our operating cash flows result primarily from cash received from the sale of advertising on our television, and radio stations and the sale of advertising in, and subscriptions to, our print publications offset, by cash payments we make for program rights, advertising and marketing costs, employee compensation, and interest payments on our long-term debt obligations. Cash provided by operations was €5.9 million for the nine months ended September 30, 2004, compared to €27.2 million for the nine months ended September 30, 2003. The decrease was partly due to a €13.1 million reduction in prepaid subscription fees within our Print operations, and partly due to a €12.6 million decrease related to an increase in prepayments for program rights, settlement of program right payables and an increase of our program rights inventory.

Cash used in investing activities was €73.4 million for the nine months ended September 30, 2004, compared to cash provided by investing activities of €9.2 million for the nine months ended September 30, 2003. The increase was mainly due to the acquisition in 2004 of the 49.3% minority interest in TV Norge (€30.8 million), and the cash settlement of the consideration for the acquisition of Radio 1 in Norway and Radio 2 in Denmark (€18.6 million). Cash capital expenditure increased €11.4 million from €11.6 million for the nine months ended September 30, 2003 to €23.0 million for the nine months ended September 30, 2004, mainly due to relocation of offices in Denmark, Belgium and Norway. The cash provided by investing activities in 2003 was mainly due to the cash acquired with the Print operations and proceeds from the sale of our investments in Lions Gate Entertainment Corp. and BetandWin.

Cash used in financing activities was €35.6 million for the nine months ended September 30, 2004, compared to €10.4 million for the nine months ended September 30, 2003. The change mainly reflects the acquisition and redemption of €31.0 million of our Senior Notes in the nine months ended September 30, 2004 compared to the acquisition and redemption of $5.0 million of the 7% Convertible Subordinated Notes in the nine months ended September 30, 2003.

We believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the next twelve months (see “Capital and Commercial Commitments” below). Our future liquidity is contingent upon continued improved operating results of our existing operations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control.

Capital and Commercial Commitments

The following table and discussion reflect the Company’s significant commercial obligations and other commercial commitments as of September 30, 2004, (in thousands):

	Payment Due by Period
Capital Commitment	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	€114,704	€3,207	€7,842	€103,655	—
Interest on long term debt	47,668	13,136	25,203	9,329	—
Program contracts	393,748	172,952	156,906	46,340	17,550
Operating leases	88,080	32,714	32,723	13,965	8,678
Other liabilities	19,087	11,766	7,321	—	—
Total	€663,287	€233,775	€229,995	€173,289	€26,228

The amounts were calculated using the interest rates as of September 30, 2004, for variable rate debt agreements and the foreign exchange rates as of September 30, 2004, for commitments not denominated in euro.

In the period May through September 2004, we acquired and extinguished €31.0 million of our Senior Notes. We may repurchase additional Senior Notes in the future depending upon the price of the Senior Notes. The Senior Notes are redeemable at the option of the Company at 106% of the principal amount in the twelve-month period beginning June 15, 2005, at 103% of the principal amount in the twelve-month period beginning June 15, 2006 and at par value in the twelve-month period beginning June 15, 2007. Before June 15, 2005, the Company may redeem all or part of the Senior Notes at the Make-Whole Price, which is defined as amount, in respect of any Senior Note, equal to the excess, if any, of the present value of the remaining principal, premium and interest payments that would be payable with respect to such note if it were redeemed on June 15, 2005, over the outstanding principal amount of such note. Upon a change of control, our Senior Notes would be payable at 101% of the face amount plus accrued and unpaid interest.

In December 2003, the Company’s shareholders authorized the Company to repurchase up to 10% of its subscribed capital, which currently would amount to up to approximately 3.2 million Common Shares. The Company’s repurchases of Common Shares may take place in the open market or in privately negotiated transactions at prevailing prices but may in no event be for more than €40 per Common Share, and may be effected from time to time as directed by the Company’s Board of Directors. The authorization is valid until June 2005. The Board of Directors has not yet authorized the Company to repurchase any of its Common Shares but may do so in the future depending upon the price of SBS Common Shares, market conditions, the Company’s cash position and other relevant considerations.

Off-Balance Sheet Arrangements

On March 9, 2000, we acquired 86% of the shares of Amerom Television Ltd. (“Amerom”). Amerom owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance of new shares representing 53.5% of Romanian Broadcasting Corporation Limited (“RBC”) to Romanian Investment and Development S.r.l. (“RID”). RBC is a newly formed SBS subsidiary that currently holds an 80% interest in Amerom. RID is controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. As part of our agreements relating to the sale and purchase of RBC, we have a contractual commitment that is not included as a liability in our consolidated balance sheet, as our obligation, if any, is not known at this time. More specifically, we may be required to purchase an additional 29.5% interest in RBC, which controls prima TV in Romania. The purchase price would be equal to a multiple of eight times the average annual EBITDA of Ameron. We have also guaranteed the obligations of RBC under a put option agreement with the minority shareholders of Ameron.

We anticipate that we will fund any such obligations and commitments from our available cash resources.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition

The primary source of our revenue is the sale of airtime on our television and radio stations to advertisers and magazine subscriptions and advertisements. Revenue is recorded when advertisements are aired. Other sources of revenue include subscription and cable fees, sale of air-time (including teleshopping), teletext fees, product placements and non-cash revenues from barter transactions. Revenue from the sale of magazine subscriptions and cable fees is recognized over the terms of the subscription period. Revenue from barter transactions in which we exchange air-time for advertising, other services, or equity investments, is based upon the estimated fair market value of the asset received or service rendered. Barter revenues represented 1.7% of our consolidated revenue in the nine months ended September 30, 2004, compared to 1.6% of our consolidated revenue in the nine months ended September 30, 2003.

Program Rights

The accounting for our program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a write-down is required. Based upon our analysis, we wrote down the value of program rights by €1.4 million in the nine months ended September 30, 2004 compared to €2.1 million in the nine months ended September 30, 2003. Our program rights are expensed when aired or amortized on an accelerated basis when we are entitled to more than one airing. Amortization is based upon our historical experience with similar program types.

Investments

We have invested in equity securities of other companies. We are required to evaluate our investments for other-than-temporary impairment. Our assessment is based on all available evidence, including the duration of the investment and extent to which the investment’s market price (if available) is less than our carrying value, the financial health of the investee, the investment’s expected future operational performance and liquidity, and regional and industry economic forecasts. Based upon the available evidence, we have determined that no other-than-temporary impairment has occurred, and we recorded no impairment on our investments in the nine months ended September 30, 2003 and 2004.

Long-lived assets

We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. There were no events that required us to perform an assessment of our long-lived assets during 2003 and in the nine months ended September 30, 2004. If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

Business Combinations, Goodwill, and Other Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. Determining the estimated fair value of assets acquired and liabilities requires significant judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market trends, among other items. We use independent third parties to assist us in estimating the fair value of certain assets.

We are required to test our goodwill for impairment at least annually. Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on expected future operating performance, discount rates, and valuations of other European broadcasters. We did not record any impairment of our goodwill as a result of annual impairment tests for the year ended December 31, 2003. We are required to complete a goodwill test annually or earlier if changes in the operating results of the reporting unit or changes in the valuation of other European broadcasters or publishers occur. We are also required to test our other non-amortized intangible assets for impairment annually. We are not aware of any events that require us to perform an interim impairment test during 2004. We will perform our annual impairment test as of October 1, 2004. Future impairment tests may result in a material impairment of goodwill and other intangible assets if such adverse conditions occur.

Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risk exists to the extent our revenue and costs are denominated in currencies other than our functional currency and the functional currencies of our subsidiaries.  The functional currencies of our subsidiaries did not change significantly against the euro during the first nine months of 2004 compared to year-end 2003. We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our current and future financing. However, the majority of our long-term debt bears interest at fixed interest rates.   See Item 11 in our 2003 Annual Report on Form 20-F for additional information on market risks.

Exchange Rates

The following table presents the period-end and average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Sweden (Swedish kronor), Hungary (Hungarian forint) and for the U.S. dollar at the dates and for the periods indicated. The year-end exchange rates presented below are the rates quoted by the European Central Bank (“ECB”) based on the daily concertation procedure between central banks within and outside the European System of Central Banks, which takes place daily at 2:15 p.m. ECB time; and the average rates presented below were determined by averaging the daily rates of the respective currencies during the periods indicated.

	Nine months ended September 30,
	2003	2004
Norwegian kroner equivalent of €1.00
- end of period	8.1840	8.3410
- average during period	7.9200	8.4295
Swedish kroner equivalent of €1.00
- end of period	8.9625	9.0588
- average during period	9.1625	9.1620
Danish kroner equivalent of €1.00
- end of period	7.4256	7.4416
- average during period	7.4285	7.4419
Hungarian forints equivalent to €1.00
- end of period	254.9600	247.4100
- average during period	251.3181	253.7282
U.S. dollar equivalent to €1.00
- end of period	1.1652	1.2409
- average during period	1.1132	1.2257

Trend Information

The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter.  The pace and extent of such trends cannot be predicted with any certainty.

Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years.  Such trends have an impact upon many of our operating costs.  In 2004, inflation in our markets ranges from approximately 2% to 4% in Western Europe to approximately 5% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business, although future inflationary trends cannot be predicted with any certainty.

Forward-Looking Statements

This report on Form 6-K contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward-looking statements be subject to the safe harbours created thereby. These forward-looking statements represent our expectations and beliefs regarding future events and can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “should”, “intend”, “anticipate”, “estimate”, “assumes” or the negative thereof or comparable terminology. The forward-looking statements contained in this Form 6-K include, without limitation, the following statements: (i) the statement that we intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise; (ii) the statements that we intend to launch further co-branded digital music services in Finland, Sweden and Norway before the end of the year, that such channels will be the first music channels in these markets to be broadcast in their respective local language, that the channels will utilize the operating expertise and marketing resources provided by our established television stations, as well as benefit from our extensive music experience in operating our radio stations in these markets and that we expect the digital channels to benefit from the development of new revenue streams from subscriptions and transactions resulting from viewers interactions with each channel via SMS and phone lines, including the active selection of videos and the participation in chat forums, polls and games; (iii) the statements that our new Belgian television channel will be targeted to females aged 20-49, that its schedule will be programmed to complement VT4 and that it will to a large extent utilize our existing sales, marketing, technical and operating facilities in Flanders; (iv) the statements that we expect the Greek Ministry will initiate a new radio license tender in late 2004 or early 2005 and that the radio stations whose licenses were annulled will be permitted to broadcast until new licenses are awarded; (v) the statement that we expect that Lampsi will participate in any new radio license tender in accordance with applicable laws and regulations; (vi) the statement that we believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the next twelve months; (vii) the statement that we anticipate that we will fund our obligations and commitments in relation to Ameron and RBC with cash flow from operations and borrowings under a new or amended credit facility; and (viii) the statement that Management does not believe that current inflationary trends will have a material effect upon our business.

We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements contained in this Form 6-K, including, without limitation, the following:  (i) the impact of extensive government regulation of broadcast operations in our existing and proposed markets, (ii) the impact of competition from other commercial and government stations and other forms of advertising supported media, including the available quantity and pricing of advertising by such competitors, (iii) our ability to obtain and/or renew broadcasting licenses, (iv) our ability to acquire requisite regulatory approvals and consents in connection with pending transactions involving us, (v) the popularity of our programming, (vi) the cost and availability of the programming to us, (vii) our ability to expand our penetration in our current markets and to enter new markets, (viii) the availability of attractive opportunities to expand our broadcast operations, (ix) general economic conditions, (x) the effects of changes in rates of advertising spending growth, (xi) general conditions in the financial and capital markets and conditions in the financial and capital markets in the countries in which we operate and (xii) our success at managing the risks that arise from these and other uncertainties.  Results actually achieved may differ materially from the expected results contemplated by these statements.

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	December 31, 2003	September 30, 2004
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€245,836	€142,427
Short-term investments	528	5,447
Accounts receivable trade, net of allowance for doubtful accounts of €4,799 (€4,990 in 2003)	95,533	90,666
Accounts receivable, affiliates	1,404	2,488
Restricted cash and cash in escrow	1,853	2,555
Program rights inventory, current	102,880	123,907
Other current assets	18,149	25,716
Total current assets	466,183	393,206

Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,581	39,083
Goodwill	149,480	161,780
Other intangible assets, net of accumulated amortization	73,517	88,359
Program rights inventory, non-current	65,079	67,339
Deferred financing cost, net of accumulated amortization	4,447	2,792
Investments in and advances to unconsolidated subsidiaries	3,791	3,104
Other assets	1,200	940
Total assets	€799,278	€756,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€34,537	€32,221
Accrued expenses	65,459	68,293
Program rights payable, current	58,921	64,076
Income taxes payable	4,378	6,857
Current portion of long-term debt	3,328	3,207
Deferred income, current	41,862	31,997
Other current liabilities	20,031	11,766
Total current liabilities	228,516	218,417

Program rights payable, non-current	31,190	28,355
12% senior notes due 2008	134,700	103,655
Other long-term debt	8,909	7,842
Deferred tax, non-current	27,440	35,532
Other non-current liabilities	29,405	7,321

Minority interest	61,051	53,847

Shareholders’ equity:
Common Shares (authorized 75,000,000 issued 31,451,092 (31,016,834 in 2003) at par value €2.00)	62,034	62,902
Additional paid-in capital	669,835	678,094
Accumulated deficit	(444,749)	(432,531)
Unearned compensation	(1,499)	(1,494)
Treasury shares (997 common shares)	(28)	(28)
Accumulated other comprehensive loss	(7,526)	(5,309)
Total shareholders’ equity	278,067	301,634
Total liabilities and shareholders’ equity	€799,278	€756,603

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS

AND STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004

Net revenue	€115,228	€139,169	€385,810	€467,050

Operating expenses:
Station operating expenses	78,784	93,336	268,073	307,887
Selling, general and administrative expenses	24,529	31,657	70,644	91,574
Corporate expenses	3,762	4,114	10,313	11,017
Non-cash compensation	507	1,540	507	2,554
Depreciation	3,367	2,991	10,739	9,374
Amortization	1,968	4,164	5,921	10,900
Total operating expenses	112,917	137,802	366,197	433,306

Operating income	2,311	1,367	19,613	33,744

Equity in loss from unconsolidated subsidiaries	(6,536)	(319)	(4,320)	(1,616)
Interest income	404	911	872	2,921
Interest expense	(6,001)	(3,337)	(18,286)	(12,502)
Foreign exchange gain	3,881	1,512	8,543	2,238
Investment gain	30,115	2,222	30,061	5,011
Gain (loss) on extinguishments of debt	—	(2,661)	109	(5,124)
Other expense, net	(1,146)	(408)	(1,882)	(1,780)

Income (loss) before income taxes and minority interest	23,028	(713)	34,710	22,892

Income taxes	(931)	(1,448)	(3,321)	(8,481)

Income (loss) before minority interest	22,097	(2,161)	31,389	14,411

Minority interest in (income) loss, net	(2,033)	155	(3,756)	(2,193)

Net income (loss)	€20,064	€(2,006)	€27,633	€12,218

Net income (loss) per common share - basic:	€0.70	€(0.06)	€0.97	€0.39
Net income (loss) per common share - diluted:	€0.67	€(0.06)	€0.96	€0.37

Weighted average common shares - basic	28,621	31,311	28,618	31,175

Weighted average common shares - diluted	31,561	31,311	28,674	33,264

Net income (loss)	€20,064	€(2,006)	€27,633	€12,218
Currency translation adjustment	1,830	1,559	(5,048)	2,217
Comprehensive income (loss)	€21,894	€ (447)	€22,585	€14,435

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Nine months ended September 30,
	2003	2004
Cash flows from operating activities:
Net income	€27,633	€12,218
Adjustments to reconcile net income to net cash provided by operating activities:
Revenue recorded in exchange for equity investments	(719)	(916)
Non-cash compensation	507	2,554
Depreciation and amortization	16,660	20,274
Equity in loss from unconsolidated subsidiaries	7,688	1,616
Non-cash interest expense	1,143	729
Foreign exchange gain on long-term debt	(5,661)	(110)
Investment gain, net	(29,772)	(5,011)
Loss (gain) on extinguishments of debt	(109)	5,124
Minority interest in income	3,756	2,193
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	1,136	5,821
Accounts receivable, affiliates	(343)	(779)
Program rights inventory, net	(7,271)	(19,916)
Other current assets	(6,925)	(4,831)
Other non-current assets	(371)	192
Accounts payable and accrued expenses	14,901	(6,640)
Deferred income	(1,121)	(9,045)
Other liabilities	6,064	2,425
Cash provided by operating activities	27,196	5,898

Cash flows from investing activities:
Proceeds from sale of short-term investments	9,372	—
Cash capital expenditures	(11,638)	(23,037)
Payment for purchases of acquired businesses, net of cash acquired	11,487	(50,337)
Cash provided by (used in) investing activities	9,221	(73,374)

Cash flows from financing activities:
Net change in short-term borrowings	(1,175)	—
Proceeds from issuance of common shares	—	6,578
Net change in restricted cash and cash in escrow	(393)	(685)
Payment of long-term debt	(8,755)	(41,496)
Payment of capital lease obligation	(112)	—
Cash used in financing activities	(10,435)	(35,603)

Effect of exchange rate changes on cash and cash equivalents	(1,936)	(330)

Net change in cash and cash equivalents	24,046	(103,409)

Cash and cash equivalents, beginning of period	67,026	245,836
Cash and cash equivalents, end of period	€91,072	€142,427

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands of euro)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compen- sation	Treasury shares	Accumulated other comprehensive loss	Total

Balance at January 1, 2003	€57,246	€617,214	€(475,019)	€—	€(502)	€(233)	€198,706

Re-issuance of 15,999 treasury shares	—	(440)	—	—	440	—	—
Issuance of 1,238 Common Shares in exchange for 25,000 stock options	—	(12)	—	—	34	—	22
Exercise of stock options as to 566,667 Common Shares	1,134	8,410	—	—	—	—	9,544
Issuance of 1,827,047 Common Shares in exchange for Convertible Notes	3,654	38,241	—	—	—	—	41,895
Stock-based compensation	—	4,891	—	32	—	—	4,923
Grant of 60,000 Common Shares of restricted stock	—	1,531	—	(1,531)	—	—	—
Currency translation adjustment	—	—	—	—	—	(7,293)	(7,293)
Net income	—	—	30,270	—	—	—	30,270

Balance at December 31, 2003	€62,034	€669,835	€(444,749)	€(1,499)	€(28)	€(7,526)	€278,067

Exercise of stock options as to 425,208 Common Shares	850	5,728	—	—	—	—	6,578
Stock-based compensation	—	2,193	—	—	—	—	2,193
Issuance of 9,050 Common Shares as stock compensation	18	(18)	—	—	—	—	—
Grant of 12,400 Common Shares of restricted stock	—	356	—	(356)	—	—	—
Amortization of unearned compensation	—	—	—	361	—	—	361
Currency translation adjustment	—	—	—	—	—	2,217	2,217
Net income	—	—	12,218	—	—	—	12,218
Balance at September 30, 2004 (unaudited)	€62,902	€678,094	€(432,531)	€(1,494)	€(28)	€(5,309)	€301,634

SBS BROADCASTING SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements for the nine months ended September 30, 2003 and 2004 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information.  Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements.  In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.  Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.  For further information, refer to the consolidated financial statements for the year ended December 31, 2003, and related notes thereto, included in our 2003 Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 14, 2004.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP for complete financial statements.

The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated.

Advertising revenues in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August) and highest during the fourth quarter of each calendar year.

Impact of recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (‘‘FIN 46’’), and in December 2003, issued a revision to FIN 46. FIN 46 is an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial results of another entity. FIN 46 requires ‘‘variable interest entities’’ as defined to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest.

The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46 is effective for periods ending after March 15, 2004, except for entities that are considered Special Purpose Entities, to which the provisions apply as of December 31, 2003.

The Company’s final adoption of this statement did not have a material impact on its financial position or results of operations.

Note 2 – Recent Developments

On August 16, 2004, the Company launched its digital music service, The Voice TV, in Denmark. With an initial reach of over 60% of Danish television households, the channel primarily targets 12-19 year olds and is co-branded with our leading Danish radio station. The Company intends to launch further co-branded digital music services in Finland, Sweden and Norway before the end of the year. All of the channels will be the first music channels in these markets to be broadcast in the respective local language.  The channels will utilize the operating expertise and marketing resources provided by our established television stations, as well as benefit from our extensive music experience in operating our radio stations in these markets.  We expect the digital channels to benefit from the development of new revenue streams from subscriptions and transactions resulting from viewers interactions with each channel via SMS and phone lines, including actively selecting videos and participating in chat forums, polls and games.

On September 13, 2004, the Company launched Irisz, our second television channel in the Hungarian market.  The wholly-owned channel is broadcast from 6 p.m. to 11 p.m. on the Hungarian feed of Club, a female-oriented channel that is indirectly owned by UGC Europe BV, our largest shareholder. Irisz, which reaches approximately 700,000 homes through cable carriage, is an entertainment channel focused on the 18-49 female audience. Its programming schedule complements Club’s female focus and leverages our Hungarian program library.  The channel is broadcast from Amsterdam under a Dutch broadcasting license.

On October 1, 2004, the Company launched its second television channel in Belgium, VijfTV (“5TV”), with an approximate reach of 97% of Flemish homes through over-the-air broadcast and cable on a must-carry basis. The new channel will be targeted to females aged 20-49 and its schedule will be programmed to complement VT4, our existing television station in Belgium. The new channel will to a large extent utilize VT4’s existing sales, marketing, technical and operating facilities in Flanders.

On September 8, 2004 the Company repurchased for €18.6 million in cash, all of the 856,494 SBS common shares used in September 2003 to acquire Radio 1 in Norway and Radio 2 in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and Norsk Aller AS.

During July, August and September 2004, the Company acquired and redeemed an additional €16.5 million of its 12% Senior Notes due 2008 at a loss of €2.7 million.

Note 3 – Stock-based Compensation

The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations. As the exercise price of the stock options were awarded at or above the fair market value on the date of grant, no compensation expense has been recorded except for the extension of the expiry date for 250,000 stock options issued in 1994 to the Chairman of the Company, the vesting of restricted stock awards and options to purchase 466,667 shares subject to variable accounting treatment that are included as non-cash compensation. 400,000 of the above options are no longer subject to variable accounting treatment.

The following table illustrates the impact to net income and net income per share if the Company accounted for its stock options granted to employees using the fair value method under Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. The Company’s pro forma information follows (in thousands, except share data):

		Three months ended September 30,		Nine months ended September 30,
		2003	2004	2003	2004

Net income (loss), as reported		€20,064	€(2,006)	€27,633	€12,218

Add:	Stock-based compensation expense included in reported net income, net of tax	507	1,540	507	2,554
Deduct:	Total stock-based compensation expense determined using the fair value method, net of tax	(3,567)	(4,493)	(9,015)	(12,665)
Pro forma net income (loss)		€17,004	€(4,959)	€19,125	€2,107

Basic net income (loss) per share, as reported		€0.70	€(0.06)	€0.97	€0.39
Diluted net income (loss) per share, as reported		€0.67	€(0.06)	€0.96	€0.37

Pro forma basic net income (loss) per share		€0.59	€(0.16)	€0.67	€0.07
Pro forma diluted net income (loss) per share		€0.54	€(0.16)	€0.67	€0.06

On March 31, 2004, the FASB issued an Exposure Draft, “Share-Based Payment - An Amendment of FASB Statements No. 123 and 95” (proposed FAS 123R), which currently is expected to be effective for public companies in periods beginning after June 15, 2005.  The Company would be required to implement the proposed standard no later than the quarter that begins July 1, 2005. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on July 1, 2005. The proposed FAS 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The proposed FAS 123R would eliminate the ability to account for share-based compensation transactions using APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. As proposed, companies would be required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans.  The FASB expects to issue a final standard by December 31, 2004. The Company is currently evaluating option valuation methodologies and assumptions in light of the proposed FAS 123R related to employee stock options. Current estimates of option values using the Black-Scholes method (as shown above) may not be indicative of results from valuation methodologies ultimately adopted in the final rules.

Note 4 – Earnings Per Share

The per-share calculations shown in Consolidated Statement of Operations for the three- and nine-month periods ended September 30, 2003 and 2004 are computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share.

The following table reconciles the numerator and the denominator used for calculating the diluted earnings per share (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003		2004
Numerator :
Net income (loss)	€20,064	€(2,006)	€27,633		€12,218
Add : Interest on convertible debt unless it is anti-dilutive	1,111	—	—		—
Net income (loss) used to calculate diluted earnings per share	€21,175	€(2,006)	€27,633		€12,218

Denominator :
Weighted average common shares	28,621	31,311	28,618		31,175
Effect of dilutive securities :
Employee stock options	709	2,171 *	56		2,089
7% convertible subordinated notes	2,231	—	2,231	*	—
Less anti-dilutive items (*)	—	(2,171)	(2,231)		—
Weighted average common shares - diluted	31,561	31,311	28,674		33,264

Diluted earnings per share	€0.67	€(0.06)	€0.96		€0.37

Note 5 – Business Combinations

On July 8, 2004, the Company acquired a 49.3% minority interest in TV Norge AS for cash consideration of NOK 260 million (€30.8 million) from TV2 AS, in order to bring our ownership stake in TV Norge AS to 100%. As part of the transaction, TV Norge repaid a shareholder loan from TV2 AS amounting to NOK 37.9 million (€3.8 million). The purchase price for the 49.3% not already owned, was allocated to specific assets and liabilities based, in part, upon outside appraisals of the fair value of the assets acquired. The amount of acquired goodwill is not deductible for tax purposes. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands).

Co-operation agreements	€365
Customer relationships	7,610
Trademarks	6,748
Goodwill	11,686
Minority interest in net assets	8,522
Total assets acquired	34,931
Deferred tax liabilities related to customer relationships and trademarks	(4,170)
Net assets acquired	€30,761

The purchase price allocation has not been finalized, and accordingly changes may be recorded in the fourth quarter of 2004.

Note 6 – Goodwill and Other Intangible Assets

The goodwill balance as of December 31, 2003 and September 30, 2004 was €149.5 million and €161.8 million, respectively. The change in the net carrying amount of goodwill comprises:

Goodwill at January 1, 2004	€149,480
49.3% in TV Norge AS	11,686
30% in Lampsi	1,236
Decrease – mainly post-acquisition adjustments	(622)
Goodwill at September 30, 2004	€161,780

Intangible assets comprised the following at December 31, 2003 and September 30, 2004, respectively:

	December 31, 2003			September 30, 2004
	Gross carrying amount	Accumulated amortization	Other intangible assets, net	Gross carrying amount	Accumulated amortization	Other intangible assets, net

Broadcasting licenses	€7,539	€(3,299)	€4,240	€8,416	€(2,105)	€6,311
Customer relationships	26,212	(867)	25,345	33,908	(2,876)	31,032
Other intangible assets	9,320	(5,999)	3,321	10,509	(6,711)	3,798
Amortized intangible assets	43,071	(10,165)	32,906	52,833	(11,692)	41,141
Broadcasting licenses with indefinite economic lives	9,407	—	9,407	9,243	—	9,243
Trademarks with indefinite economic lives	31,204	—	31,204	37,975	—	37,975
Total	€83,682	€(10,165)	€73,517	€100,051	€(11,692)	€88,359

The weighted-average amortization periods for broadcasting licenses, customer relationships and other amortizable intangible assets are 3 years, 10 years and 3 years, respectively.

Note 7 – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	Currency Translation Adjustments	Total

Balance at January 1, 2004	€(7,256)	€(7,256)

Currency translation adjustment	2,217	2,217
Balance at September 30, 2004	€(5,309)	€(5,309)

Note 8 – Commitments

The Company has guaranteed the obligations of certain consolidated subsidiaries under their debt agreements to third parties. These debt agreements are fully reflected in the Company’s consolidated balance sheets.  The guarantees aggregate to €10.1 million.

The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 9 – Subsequent Events

In October 2004, the Greek Council of State granted several applications for the annulment of all 15 four-year FM radio licenses awarded by the Greek Ministry of Press and Mass Media (the “Greek Ministry”) in March 2002, which include the license granted to Lampsi, our FM station in Athens.  The decision was based on a number of alleged deficiencies in the license tender process (and, with respect to Lampsi, on the grounds that Lampsi’s ownership structure does not comply with Greek media law) and is not subject to appeal.  Although the current legal situation remains unclear and it is possible that Lampsi and the other radio stations currently operating under the annulled licenses will have to cease broadcasting, we expect that the Greek Ministry will initiate a new radio license tender in late 2004 or early 2005 and that the radio stations whose licenses were annulled will be permitted to continue to broadcast until new licenses are awarded.  Although we do not know the terms of the new license tender or whether there will be any restrictions on our ownership in Lampsi, we expect that Lampsi will participate in any new radio license tender in accordance with applicable laws and regulations.

On October 20, 2004, we sold our investment in Telitas AS for a cash consideration of €2.8 million. We will record an investment gain of €2.6 million, net of tax, on this sale.

Note 10 – Segment Reporting

Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (‘‘FAS 131’’). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision-maker. The Company’s chief operating decision maker allocates resources and assesses performance for each country’s television or radio operations. Due to similar economic characteristics, the Company’s operating segments are further aggregated into three reporting segments: (i) “Television operations” (ii) “Radio operations” and (iii) “Print operations”.

		Three months ended September 30,		Nine months ended September 30,
		2003	2004	2003	2004
Television segment
Net revenue:
TV Norge	(in Norway)	€9,883	€11,156	€36,142	€36,553
Kanal 5	(in Sweden)	16,358	17,392	58,953	60,776
TV Danmark and Kanal 5	(in Denmark)	8,670	10,449	28,919	31,689
VT4	(in Belgium)	9,525	11,675	35,341	43,108
SBS6, NET5 and Veronica	(in the Netherlands)	38,901	40,864	134,365	140,458
TV2	(in Hungary)	14,003	18,654	52,852	63,913
Broadcast Text and other		2,502	1,271	3,644	3,713
Total net revenue		99,842	111,461	350,216	380,210

Station operating expenses		71,710	79,565	253,275	262,856
Selling, general and administrative expenses		18,566	21,785	56,084	61,069
Depreciation and amortization		4,529	4,008	14,418	11,976
Total operating expenses		94,805	105,358	323,777	335,901
Income from operations		€5,037	€6,103	€26,439	€44,309

Radio segment
Net revenue:
Denmark		€3,806	€2,286	€10,387	€7,990
Sweden		1,960	4,030	6,113	12,299
Norway		821	2,365	821	6,837
Finland		3,002	3,423	10,622	10,809
Greece		762	797	2,616	3,156
Total net revenue		10,351	12,901	30,559	41,091

Station operating expenses		4,219	5,649	11,943	19,021
Selling, general and administrative expenses		4,563	6,431	13,160	21,902
Depreciation and amortization		766	2,033	2,202	5,096
Total operating expenses		9,548	14,113	27,305	46,019
Income (loss) from operations		€803	€(1,212)	€3,254	€(4,928)

Print segment
Net revenue		€5,035	€14,807	€5,035	€45,749

Station operating expenses		2,855	8,122	2,855	26,010
Selling, general and administrative expenses		1,400	3,441	1,400	8,603
Depreciation and amortization		40	1,114	40	3,202
Total operating expenses		4,295	12,677	4,295	37,815
Income from operations		€740	€2,130	€740	€7,934

Consolidated
Net revenue:		€115,228	€139,169	€385,810	€467,050
Income from operating segments		6,580	7,021	30,433	47,315
Corporate expenses		(3,762)	(4,114)	(10,313)	(11,017)
Non-cash compensation		(507)	(1,540)	(507)	(2,554)
Operating income		€2,311	€1,367	€19,613	€33,744

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING SA

Date: November 26, 2004	By:	/S/ MARKUS TELLENBACH
Markus Tellenbach
Chief Executive Officer